Item 77K.  Changes in Registrant's Certifying Auditor

On April 12, 2002, the Board of Trustees of the Funds, upon the recommendation of the Board's audit committee, determined not to retain Arthur Andersen LLP and approved a change of the Funds' independent auditors to KPMG LLP. For the fiscal years ended April 30, 2001 and April 30, 2000, Arthur Andersen LLP's audit reports contained no adverse opinion or disclaimer of opinion; nor were their reports qualified or modified as to uncertainty, audit scope, or accounting principles. Further, there were no disagreements between the Funds and Arthur Andersen LLP on accounting principles or practices, financial statement disclosure or audit scope or procedure, which if not resolved to the satisfaction of Arthur Andersen LLP would have caused them to make reference to the disagreement in their report.